

"Like the Norse Vikings before us and in our family lineage ...

...Debellation Brewing wants to leave its mark on the world with our beers. Discovering new styles and flavors of beer that people truly enjoy is what we strive to accomplish."



Why Debellation Brewing Co?



- No local brewery in the city of Richmond Hill or anywhere within a 30-minute drive
- Owners with proven experience
- The community of loyal customers is desperately waiting for our launch
- Prime location with several hotels, motels and gas stations in the immediate vicinity.



Market Opportunity

- The growth of craft beer brewing in the last decade across America has been explosive, with the number of breweries in the US tripling, from just over 2,000 back in 2012 to a point where there are now close to 8,000 today. Beer consumers are shifting from national labels to local favorites.

- The outlook for this industry appears to be strong, especially in Georgia and the Southeastern U.S. because analysis by IBISWorld shows that the Southeastern states account for about one-quarter of the U.S. population, but only 15 percent of the craft brewers are located within this region.



GEORGIA

FIND A BREWERY ▶

STATE LAWS ▶

Craft Breweries

82
(RANKS 28TH)

Breweries per Capita*

1.1
(RANKS 50TH)
*per 100,000 21+ Adults

ECONOMIC IMPACT



1,596
Million Economic Impact
(RANKS 17TH)

221.25
Impact per Capita
(RANKS 38TH)

PRODUCTION

449,485
Barrels of Craft Beer Produced per Year
(RANKS 15TH)

1.8
Gallons per 21+ Adult
(RANKS 31ST)

NUMBER OF CRAFT BREWERIES OPERATING PER YEAR



100
50
0

2011 2012 2013 2014 2015 2016 2017 2018

Business Model

- Debellation Brewing Co. will be operating as a producer, wholesaler and retailer.

- Debellation Brewing Co. aims to generate strong demand through exceptional marketing strategies and through the introduction of unique products in the industry.



Our Growth Plan

- Phase I: Debellation Brewing Company will initially start operations as a small microbrewery that will have a three-barrel brewhouse with an average of 500-700 barrels a year produced. It will sell beer flights to its guests, pints, growlers and growler fills, cans of beer to purchase for home consumption and merchandise for gifts or souvenirs.

- Phase II: In the second phase, Debellation Brewing will expand into a 7-10 barrel brewhouse utilizing open space adjacent to it within 3-5 years.



